DXI Energy Announces Supplement to
“Notice of Annual General and Special Meeting of Shareholders”
Circular Distributed to Shareholders on March 21, 2019

VANCOUVER, BRITISH COLUMBIA, April 17, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia today wishes to provide supplemental disclosure to the Company’s “Notice of Annual General and Special Meeting of Shareholders” circular (the “Circular”) distributed to shareholders on March 21, 2019 for a shareholder meeting to be convened in Vancouver, B.C. on April 29, 2019 (the “Shareholder Meeting”). This release should be read in conjunction with the Circular as a whole.

Description of the Transactions

At the Annual General and Special Meeting held on June 2, 2017, the Shareholders approved the conversion of $4,500,000 in secured debt owed by the Corporation to Hodgkinson Equities Corporation (“HEC”), a private company controlled by the Company’s Non-Executive Chairman of the Board, Robert Hodgkinson, into shares of the Company at $0.077 per share. The Company now desires to restructure the terms of this debt in order to make the Company more attractive for outside investment. Upon approval by the minority or “disinterested” Shareholders at the scheduled Shareholders Meeting, the price at which $2,500,000 of the total of $4,500,000 in loans owing to HEC are converted into shares will be reduced from $0.077 per share to $0.06 per share. As a result of this proposed amendment, an aggregate of 41,666,666 shares, including an increment of 9,199,134 shares for the difference in conversion price, will be made issuable to HEC. The remaining $2,000,000 in secured debt will remain unchanged, and shall be converted, at the option of HEC, into 25,974,026 shares of the Company at the existing conversion price of $0.077 per share.

Additionally, the Company and HEC have agreed to amend the $1,000,000 in secured debt owed by the Company to HEC. Upon approval by the minority or “disinterested” Shareholders at the Shareholder Meeting, the $1,000,000 loan will be amended to incorporate the following change: inclusion of a convertibility feature allowing the $1,000,000 secured debt to be converted into shares of the Company at $0.06 per share. As a result of such amendment, HEC will have the option to convert the 1,000,000 loan into 16,666,667 shares.

Further, the Company and HEC have agreed to convert the $123,483 in accrued interest owed by the Company to HEC at April 30, 2019 into shares of the Company at $0.06 per share. Following the approval by minority or “disinterested” Shareholders at the Shareholder Meeting, 2,058,048 shares will be made issuable to HEC.

Robert Hodgkinson is currently a director and the Chairman of the Company for the purposes of applicable securities legislation, and beneficially owns or controls 20,409,574 shares representing approximately 13.64% of the shares issued and outstanding as of April 17, 2019. Pursuant to the debt restructuring, Mr. Hodgkinson will acquire beneficial ownership and control over an additional 60,391,381 shares which will result in Mr. Hodgkinson having beneficially ownership or control over an aggregate of 80,800,955 shares, or approximately 38.47% of the issued and outstanding shares.

Background to the Transactions

On January 14, 2019, at the request of the four independent directors (Messrs. Bozzer, Aabak, Page, and Gorrell), Sean Sullivan, the Company’s new President and CEO (appointed December 11, 2018), attended a conference call with the Non-Executive Chairman and secured, related party lender to the Company, Robert Hodgkinson, to attempt to renegotiate the terms of the Company’s secured loans owing to Mr. Hodgkinson ($5,500,000 in total). David Matheson, the Company’s CFO, also attended the conference call meeting as Secretary.

Mr. Sullivan’s primary focus as President was to reduce fixed monthly cash interest payments and G&A, given that much of the Company’s production of natural gas in the Province of B.C. was “shut-in” due to historically low natural gas prices at Station 2 in northeastern B.C.

After considerable constructive and non-adversarial negotiation, Mr. Hodgkinson agreed, subject to minority or “disinterested” Shareholder approval at the Shareholder Meeting, to convert a $1,000,000 secured working capital loan and $2,500,000 of the $4,500,000 in secured debt owing to HEC to shares at $0.06 per share. The conversion price was determined to be $0.06 per share (a reduction of $0.017 per share) to be consistent with the conversion price of $0.06 per share for four (4) other secured arm’s-length lenders who collectively had committed to Mr. Sullivan to immediately convert their $780,000 in notes receivable from the Company (due June 5, 2022) to shares. Further, this was not at a discounted market price.

Following the meeting, a Memorandum for the Company’s Board of Directors was signed by Mr. Hodgkinson, Mr. Sullivan and Mr. Matheson.

The salient terms of the Memorandum follow:

a)

Subject to shareholder and regulatory approval, Mr. Hodgkinson agreed, on behalf of HEC, to convert a $1,000,000 secured HEC loan to the Company, plus accrued interest through the date of the Shareholder Meeting on April 29, 2019, to shares in the Company at a deemed price of $0.06 per share;

b)

Subject to shareholder and regulatory approval, Mr. Hodgkinson agreed, on behalf of HEC, to convert $2,500,000 in secured convertible debt, plus accrued interest through the date of the Shareholder Meeting on April 29, 2019, to shares in the Company at a deemed price of $0.06 per share;

c)	Four (4) arm’s length shareholders agreed to immediately convert $780,000 in secured convertible notes (due June 5, 2022) at the conversion price of $0.06 per share;

d)	Mr. Hodgkinson and Mr. Sullivan agreed in perpetuity to forego cash compensation from the Company;

e)	Mr. Hodgkinson agreed to write-off $280,000 in deferred salaries and accrued bonuses owed to him by the Company; and

f)	Mr. Hodgkinson agreed to a deferral of any cash interest payments through the Company’s Shareholder Meeting.

On March 18, 2018, the Company’s Board of Directors, exclusive of Mr. Hodgkinson who formally “abstained from voting”, signed a “Consent Resolution of the Directors” agreeing to the amendments to the conversion terms of the $1,000,000 and $2,500,000 in HEC loans as negotiated by Mr. Sullivan on behalf of the Company.

Note that the negotiations and proposed amendments being presented by shareholders are all adverse to Mr. Hodgkinson’s best interests (as the related party) and are very much in the best interest of the other company shareholders. Although a “related party lender”, as defined, Mr. Hodgkinson has repeatedly acted in the best interest of shareholders by providing capital to the Company at below market rates and reducing loan interest and repayment terms from time to time to accommodate declining operating cash flows beyond the Company’s control ( e.g. historically low prices for natural gas in northeastern B.C.).

Review and Approval Process

On December 11, 2018, Mr. Sullivan was appointed President and CEO of the Company by the Board of Directors. The Board immediately requested Mr. Sullivan negotiate with the Company’s secured lenders and unsecured creditors to reduce outstanding indebtedness and monthly cash expenses, including interest payable on the HEC loans. The Company does not qualify for any “arm’s-length” source of debt capital because it has negative cash flow and insufficient petroleum and natural gas reserve values to support an arm’s-length institutional or bank loan. The Company has tried unsuccessfully for four years to source such capital to no avail. Thus, the Company elected to obtain a “related party” loan from HEC in 2015 to fund part of the Company’s capital costs of drilling and completing 8 natural gas wells and constructing a water disposal facility at its Kokopelli natural gas development project in the State of Colorado. The Company’s share of the capital costs was approximately $5,000,000 (US$4,000,000). The interest rate of Canadian bank prime +1% for the HEC loan is well below the “market” rate of approximately 20% for a loan from an arm’s-length Canadian venture capitalist. This rate was provided to the Company by its auditors following their independent research of the Canadian capital markets as part of their audit work for the year ended December 31, 2015.

Accordingly, at the request of the Board, Mr. Sullivan reached an accommodation with Mr. Hodgkinson on January 14, 2019 on behalf of HEC to amend the loan conversion price from $0.077 per share to $0.06 per share providing HEC immediately converted its loans to shares if approved by the minority or “disinterested” Shareholders at the Shareholder Meeting.

The Board members agreed unanimously to the amendment to the HEC loan conversion price and no directors were excluded from the vote.

The Company did not formally establish a special committee of directors because all four independent directors (Messrs. Bozzer, Aabak, Page, and Gorrell) instructed and supported Mr. Sullivan’s efforts to renegotiate/eliminate the secured HEC loans in the amount of $3,500,000. The non-independent directors abstained from voting on all applicable matters.

Required Approvals

The debt restructuring transactions will be completed in reliance on available exemptions from the formal valuation requirements of MI 61-101 provided in Section 6.3(2)(d) and Section 5.5(c)(i) and (ii). Specifically that at the time the debt restructuring transactions were agreed to, neither the Company or the related parties, after reasonable inquiry, had any knowledge of any material information concerning the Company or its securities that had not been generally disclosed.

The Company has determined that there are no exemptions from the minority Shareholder approval requirements of both Section 5.6 in MI 61-101 and Sections 607 (g)(i) and 607 (g) (ii) of the TSX Company Manual available with respect to the debt restructuring. Accordingly, the Company will be seeking minority or “disinterested” shareholder approval for the debt restructuring transactions at the upcoming Shareholder Meeting.

Subject to the receipt of the requisite regulatory and shareholder approvals and the requested exemptive relief, the Transactions are expected to close on or about May 15, 2019.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the debt financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.
Sean Sullivan	David Matheson
President & CEO	CFO
604-638-5050	604-638-5054
investor@dxienergy.com	dmatheson@dxienergy.com